SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Public Company

PRESS RELEASE

Suzano Petroquímica Acquisition

(Rio de Janeiro, September 27, 2007). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, complementing the Relevant Fact published on August 3 2007, announces that the completion of Petrobras’ acquisition operation of the stock held by Suzano Petroquímica S.A.’s joint stock controlling shareholders is scheduled to take place on November 30 2007, to fulfill certain ordinary preceding conditions, among which the due diligence process. The acquisition must still be ratified by Petrobras’ Extraordinary General Shareholder Assembly, to be summoned in a timely manner as required by article 256 of Law # 6.404/76.

Petrobras will subsequently register the Tag Along Public Offer, to acquire the remaining portion of the shares issued by Suzano Petroquímica and currently in circulation in the market, as well as the Registration Cancellation Offer, pursuant to the legislation in effect.

The Company also announces that the maximum acquisition price Petrobras will pay for the shares involved in the operation, as stated in the previously-published Relevant Fact, is subject to certain adjustments that have been accepted in an agreement between the controlling shareholders and Petrobras, including, mainly, adaptations that may become necessary as a result of the due diligence that is currently in course in order to observe the procedures provided for in Petroflex Indústria e Comercio S.A.’s shareholder agreement. The total impact of these adjustments will imply in a reduction of up to 7% in the acquisition price for all of the Company’s stock (ordinary and preferred).

The Company will keep its shareholders and the overall market informed in a timely, appropriate manner regarding any development in the Operation until its final completion.

Almir Guilherme Barbassa
CFO and Investor Relations Director
Petróleo Brasileiro S.A. – Petrobras

   www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.